

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

<u>Via E-mail</u>
Douglas N. Raucy
President and Chief Executive Officer
1347 Property Insurance Holdings, Inc.
9100 Bluebonnet Centre Blvd., Suite 502
Baton Rouge, LA 70809

> **Re:     1347 Property Insurance Holdings, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 6, 2013**
> **CIK No. 0001591890**

Dear Mr. Raucy:

  We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.  We note that you have yet to submit any of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2.  Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents

4.  Please remove the statement "(w)e have not independently verified any third-party information, and our internal data have not been verified by any independent source." It is not appropriate to either directly or indirectly disclaim liability for any of the information included in your registration statement.

Our Corporate Structure, page 2

5.  Please expand the diagrams here and on page 37 to include the entities that currently hold your equity securities both directly and indirectly.

Prospectus Summary
Our Market, page 3

6.  In this discussion please state explicitly that it has been your practice to date to participate in the "take-out" program administered by Citizens and that you have assumed approximately 6,800 policies through this program.

7.  Of the approximate 5,600 insurance policies you held as of September 30, please indicate here and wherever appropriate in your Business section, the percentage assumed through Citizens and the percentage originated through your independent agents.

Additional Considerations, page 5

8.  Please change the title of this sub-heading to "Risks Associated with Our Business" and make the same change regarding the corresponding disclosure on page 47.

Investment Prior to the Offering, page 5

9.  Please expand this section, similar disclosure on pages 47 and 56 and wherever else in the prospectus you describe this investment, to disclose the approximate percentage of ownership of your common shares that Fund Management Group LLC would hold if all the preferred shares were converted and all warrants exercised immediately after completion of your public offering.

10. Please expand this section, similar disclosure on page 47 and 56 and wherever else in the prospectus you describe this investment, to disclose the title of the preferred shares to be issued. Also, file the Certificate of Designations of the preferred stock you will issue to Fund Management Group LLC and the agreement related to the issuance of the preferred stock as exhibits to the registration statement.

11. Please expand this section, similar disclosure on page 47 and 56 and wherever else in the prospectus you describe this investment, to disclose that the purpose of this investment is to settle inter-company payables to your immediate parent, Kingsway America, Inc., and that a failure to complete this investment will require you to use funds from your public offering to settle these payables. Also disclose how the inter-company payable arose. Indicate the nature and amount of services provided, if any, to the registrant by Kingsway America, Inc. or KFSI. Disclose the relationship and any affiliation between Fund Management Group LLC and KFSI.

Corporate Information and Relationship with Kingsway Financial Services Inc., page 5

12. Please provide a separate caption for the last paragraph on page 6.

Risk Factors
Risks Relating to Our Company

13. Please include a risk factor that addresses the risks resulting from the fact that most of your policyholders were acquired through the assumption of Citizens policies and that these policyholders would not ordinarily have been able to obtain insurance through a private company. Furthermore, explain the extent to which restrictive underwriting strategies and other methods of managing risks are eliminated by accepting this business. Include this risk as a bullet in the list of risks on pages 5 and 47.

14. Please provide a separate risk factor addressing the risk posed by the lack of geographic diversification and concentration of policyholders in Louisiana. Include this risk as a bullet in the list of risks on pages 5 and 47.

"Increased competition could adversely impact our results and growth," page 9

15. Please include the names of those insurers who you currently believe to be your principal competitors.

"If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected," page 9

16. Please include the amount of loss reserves recorded in the first nine months of 2013 and distinguish the amount for claims incurred and reported from claims incurred but not reported.

"We face a risk of non-availability of reinsurance . . .," page 11

17. Please quantify the extent to which you have ceded policies to reinsurance companies. If you have not been able to reinsure your policies to the extent you would like to in order to diversify your risk, make capital available to issue additional policies and grow your business, please provide appropriate disclosure.

We face a risk of non-collectability of reinsurance…., page 11

18. Please identify the primary reinsurers you do business with and quantify the percentage of your ceded premium attributable to each reinsurer that in total represents at least the majority of ceded premium.

 "Maison Insurance is subject to an independent third party rating . . .," page 13

19. Please state in this risk factor both the rating that must currently be maintained by Maison Insurance and the minimum capital and surplus levels required to sustain this rating.

Any failure on the part of our third-party policy administration processor…., page 14

20. Please identify the policy administration processor and disclose the nature of any affiliation with the registrant.

"The requirements of being a public company may strain our resources . . .," page 14

21. To the extent practicable, please include in this risk factor the amount of additional annual expenses you estimate you will incur once you are a public company.

"We may be unable to attract and retain qualified employees," page 19

22. Please include in this risk factor the name(s) and title(s) of those individual(s) whose departure could in your opinion result in a material adverse event.

Special Note Regarding Forward-Looking Statements, page 25

23. Please remove the portion of your first sentence that alludes to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  As you are not yet a reporting company you are not entitled to the protections afforded by these provisions and therefore making reference to them is not appropriate.

Use of Proceeds, page 27

24. Please be more specific in identifying the net proceeds of your offering that you expect to allocate and their uses. In particular, you should state the approximate dollar amounts you intend to spend on the following:

- The provision of capital to Maison Insurance;
- The formation of your new subsidiary, in the event that you opt to pursue this;
- The expansion of your insurance products into new markets; and
- General corporate purposes, including working capital.

Capitalization, page 28

25. Please tell us why you have included total assets and total liabilities in your capitalization table. In addition please revise the tabular disclosure to sum to a total capitalization amount.

Critical Accounting Policies and Estimates, page 30

26. Similar to your risk factor disclosure on page 13, please disclose that as a result of your election under section 107 of the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates.

Liquidity and Capital Resources, page 33

27. Please disclose the drivers of the changes in your cash flows from operating, investing and financing activities

Business
Our Products, page 39

28. Please specify the respective percentages of your current outstanding policies that are comprised of homeowners insurance, manufactured home insurance and dwelling fire insurance.

29. Please indicate here, if true, that of the approximate 5,600 policies you held as of September 30th, 3,000 were assumed through Citizens with the remainder originated through independent agents. If this is not the case, please state the correct breakdown of how you obtained these policies. Further, you should update your disclosure throughout your registration statement to account for the additional 3,800 policies assumed through Citizens in December of 2013.

Underwriting, page 41

30. We note that one of your strategies is to expand into other geographic zones and aggregate risks by geographic zones. Please discuss your intended strategy of aggregating risks by geographic zones by disclosing which states you plan to expand into, the various steps you must take in order to make that happen and a reasonable timetable for each such state expansion. If you have not yet formulated any immediate and concrete expansion plan, please clarify.

Third-Party Reinsurers, page 42

31. Please remove the reinsurance structure displayed on page 43 and replace it with a narrative that explains in layman's terms how your current reinsurance coverage functions with the objective of disclosing the registrant's effective reinsurance coverage at this time.

General, page 44

32. Please substitute the caption "Regulation" for the caption "General".

Securities Authorized for Issuance Under Equity Compensation Plans, page 55

33. We note the disclosure in the second paragraph of this section. Please identify the privately held homeowners' insurance company and indicate how the acquisition price to the company was determined. File any legal documents related to this transaction as exhibits to the registration statement. Consider relocating this disclosure to the section entitled "Certain Relationships and Related Party Transactions."

Principal Stockholders, page 59

34. Please include the preferred shares to be issued to Fund Management Group LLC and attributable to Gordon Pratt on an as converted basis when calculating the amount and nature of common shares beneficially held by Mr. Pratt and all executive officers and directors as a group on an after the offering basis. Also, if these preferred shares can also be attributed to KFSI, please include them in the calculation of the amount and percentage of shares held by KFSI on an after the offering basis. Please refer to Securities and Exchange Act Rule 13d-3(d).

Preferred Stock, page 61

35. State the title and describe the terms of the preferred stock to be issued to Fund Management Group LLC prior to the completion of the offering.

Report of Independent Registered Public Accounting Firm, page 2

> 36. Please provide an accountant's report that indicates the city and State where issued. Refer to Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements
2. Related Party Transactions, page 11

> 37. Please revise your disclosure to define each of the services that were provided by your Parent and disclose the dollar amount of these transactions for each period. Please refer to ASC 850-10-50-1.

Note 9 Statutory Information, page 17

> 38. Please disclose the following information.
>    - The amount of statutory capital and surplus necessary to satisfy regulatory requirements. Refer to guidance in ASC 944-505-50-1b.
>    - The amount of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e) (3) (ii) of Regulation S-X.

Exhibits

> 39. Please include the form of indemnification agreements to be entered into with directors and any employment and severance agreements entered into or to be entered into with the registrant's named executive officers. Describe the terms of all such employment and severance agreements in the management section of the prospectus.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Douglas N. Raucy
1347 Property Insurance Holdings, Inc.
January 3, 2014
Page 8

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Joel L. Rubinstein, Esq.
        Eric Orsic, Esq.
        McDermott Will & Emery LLP
        340 Madison Avenue
        New York, New York 10173